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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
       UNDER THE SECURITIES EXCHANGE ACT OF 1934 (AMENDMENT NO. ________)*

                             CFM Technologies, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    12525K10
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Brian McDonald
                             Chief Financial Officer
                            Mattson Technology, Inc.
                               2800 Bayview Drive
                                Fremont, CA 94538
                                 (510) 657-5900

                                 with a copy to:

                              Bradley J. Rock, Esq.
                          Gray Cary Ware & Freidenrich
                               400 Hamilton Avenue
                               Palo Alto, CA 94301
                                 (650) 833-2111
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  June 27, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE SOLICITATION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1746 (10-97)

CUSIP NO. 12525K10
--------------------------------------------------------------------------------

  (1)     Names of Reporting Persons
          I.R.S. Identification Nos. of above persons (entities only)

          Mattson Technology, Inc.            IRS Identification No. 77-0208119
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group (See Instructions)
          (a)   [ ]
          (b)   [ ]
          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS (See Instructions)

          WC, BK, OO
          ---------------------------------------------------------------------

  (5)     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization

          Delaware
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    1,554,730 (1)
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     1,231,094 (2)
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   1,554,730 (1)
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               0
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

          1,554,730 (1)(3)
          ---------------------------------------------------------------------

 (12)     Check if the Aggregate Amount in Row (11) Excludes Certain
          Shares (See Instructions)                                         [ ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)

          16.6 (3)
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person (See Instructions)

          CO
          ---------------------------------------------------------------------


(1) Of the shares of common stock, no par value ("Common Stock"), of CFM Technologies, Inc. ("CFM") covered by this report, as of June 27, 2000, approximately 1,554,730 are purchasable by Mattson Technology, Inc. ("Mattson Technology") upon exercise of an option (the "Option") granted to Mattson Technology pursuant to the Stock Option Agreement dated as of June 27, 2000 between CFM and Mattson Technology (the "Stock Option Agreement") and described in Item 4 of this Schedule 13D. The number of shares indicated initially represents 19.9% of the total outstanding shares of Common Stock as of June 27, 2000, subject to adjustment as provided in the Stock Option Agreement (the "Option Shares"). The Option may only be exercised upon the occurrence of certain events, none of which has occurred as of the date hereof. Prior to the exercise of the Option, Mattson Technology is not entitled to any rights as a stockholder of CFM as to any Option Shares, and Mattson Technology expressly disclaims beneficial ownership of the shares of Common Stock which are purchasable by Mattson Technology upon exercise of the Option.

(2) As an inducement to Mattson Technology to enter into the Agreement and Plan of Merger (the "Merger Agreement") dated as of June 27, 2000 by and among CFM, Mattson Technology and M2C Acquisition Corporation ("Sub"), Christopher F. McConnell, Chairman of the Board of Directors of CFM ("Mr. McConnell") entered into a Voting Agreement (the "Voting Agreement") with Mattson Technology pursuant to which Mr. McConnell irrevocably appointed Mattson Technology and Brad Mattson (the "Proxyholders") as his lawful attorneys and proxies for certain matters relating to the Merger (as defined in the Merger Agreement). Such proxy gives the Proxyholders the limited right to vote all shares of Common Stock held by Mr. McConnell in favor of approval and adoption of the Merger Agreement, approval of the Merger, and approval of other actions contemplated by the Merger Agreement. The number of shares indicated includes an aggregate of 30,000 shares issuable upon exercise of stock options exercisable within 60 days of June 27, 2000 by Mr. McConnell. Mattson Technology's voting rights under the Voting Agreement are limited solely to certain matters related to the Merger, and Mattson Technology has no economic interest in or affirmative dispositive power over the shares of Common Stock covered thereby. Mattson Technology expressly disclaims beneficial ownership of the shares of Common Stock covered by the Voting Agreement.

(3) The number of shares of Common Stock and the percentage reflects the total number of shares of Common Stock that would be outstanding giving effect to the issuance by CFM of 1,554,730 shares of Common Stock upon exercise of the Option. The terms of the Voting Agreement provide for its automatic termination in the event the Option is exercised, and therefore the aggregate number of shares and percentage of Common Stock reflect only the Option Shares.

CUSIP NO. 12525K10



ITEM 1. SECURITY AND ISSUER

        This Schedule 13D relates to Common Stock, no par value, of CFM Technologies, Inc. ("CFM"), a Commonwealth of Pennsylvania corporation. The principal executive offices of CFM are located at 150 Oaklands Boulevard, Exton, PA 19341.


ITEM 2. IDENTITY AND BACKGROUND

        (a) The name of the person filing this statement is Mattson Technology, Inc., a Delaware corporation ("Mattson Technology").

        (b) The address of the principal office of Mattson Technology is 2800 Bayview Drive, Fremont, CA 94538.

        (c) Set forth in Schedule I to this Schedule 13D is the name and present principal occupation or employment of each of Mattson Technology's executive officers and directors and the name, principal business and address of any corporation or other organization in which such employment is conducted.

        (d) During the past five years, neither Mattson Technology, nor to Mattson Technology's knowledge, any person named in Schedule I to this Schedule 13D, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) During the past five years, neither Mattson Technology, nor to Mattson Technology's knowledge, any person named in Schedule I to this Schedule 13D, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to Federal or State securities laws or finding any violation with respect to such laws.

        (f) All of the directors and executive officers of Mattson Technology named in Schedule I to this Schedule 13D are citizens of the United States, except for Shigeru Nakayama and Yasuhiko Morita, who are citizens of Japan.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        It presently is anticipated that any purchases of Option Shares (as defined in Note 1 above) by Mattson Technology would be made with funds generated by a combination of available working capital and bank or other borrowings. If the Merger (as described in Item 4) is consummated pursuant to the Merger Agreement prior to the exercise of the Option (as defined in Note 1 above), the Option will not be exercised. No monetary consideration was paid by Mattson Technology to CFM for the Option.


ITEM 4. PURPOSE OF TRANSACTION

        This Schedule 13D relates to (i) the Option granted to Mattson Technology by CFM to purchase shares of Common Stock from CFM pursuant to the Stock Option Agreement (as defined in Note 1 above) and (ii) the Voting Agreement between Mattson Technology and Christopher F. McConnell ("Mr. McConnell"), each as further described below.

        The Option was granted to Mattson Technology, and the Voting Agreement was entered into, in connection with the execution of the Agreement and Plan of Reorganization (the "Merger Agreement") dated as of June 27, 2000 by and among CFM, Mattson Technology and M2C Acquisition Corporation ("Sub"). Consummation of the merger pursuant to the Merger Agreement (the "Merger") is conditioned upon the simultaneous consummation of the acquisition by Mattson Technology of certain subsidiaries of STEAG Electronic Systems AG ("SES") pursuant to a Strategic Business Combination Agreement between SES and Mattson Technology dated June 27, 2000, and is also subject to the approval of the stockholders of Mattson Technology and CFM, expiration or early termination of applicable waiting periods, and the satisfaction or waiver of various other terms and conditions. Upon consummation of the Merger, Sub will be merged with and into CFM, CFM will survive the Merger and CFM will become a wholly-owned subsidiary of Mattson Technology. At the effective time of the Merger (the "Effective Time") each share of Common Stock then outstanding will be converted into the right to receive 0.5223 shares ("Exchange Ratio") of Mattson Technology common stock (and a proportionate cash payment in lieu of any fractional shares), and all outstanding options or rights to acquire Common Stock will be assumed and converted into options or rights to acquire shares of Mattson Technology common stock, based on the Exchange Ratio. Following the Merger, one person designated by the Board of Directors of CFM will be appointed to the Board of Directors of Mattson Technology, and certain executive officers of CFM will become executive officers and key management employees of Mattson Technology.

CUSIP NO. 12525K10


STOCK OPTION AGREEMENT

        Of the shares of Common Stock covered by this report, as of June 27, 2000, 1,554,730 are purchasable by Mattson Technology upon exercise of the Option granted to Mattson Technology pursuant to the Stock Option Agreement. The number of shares indicated represents 19.9% of the total outstanding shares of Common Stock as of June 27, 2000, subject to adjustment as provided in the Stock Option Agreement, (the "Option Shares"). The exercise price per share for a cash exercise of the Option by Mattson Technology is equal to $11.33. If Mattson Technology were to elect to pay the exercise price by delivery of shares of Mattson Technology common stock, such shares would be newly issued after approval of such issuance by Mattson Technology's Board of Directors. Reference is hereby made to the Stock Option Agreement, which is incorporated by reference as Exhibit 2 to this Schedule 13D, for the full text of its terms, including the conditions upon which it may be exercised. The Stock Option Agreement is incorporated herein by reference in its entirety.

        Subject to certain limitations, the Option is exercisable, in whole or in part, at any time or from time to time after the occurrence of a "Company Triggering Event" (as defined in Exhibit A to the Merger Agreement) or an event which causes the Termination Fee (as defined in the Merger Agreement) to be payable (any such occurrence is a "Trigger Event").

        As more fully described in Exhibit A to the Merger Agreement, which is incorporated herein by this reference:

        (a) a "Company Triggering Event" means: (i) the failure of the board of directors of CFM to recommend that the CFM shareholders vote to approve the Merger and related proposals (the "Recommendation"), or the withdrawal or modification of the Recommendation by the CFM board of directors in a manner adverse to Mattson Technology; (ii) the failure of CFM to include the Recommendation in the proxy statement contemplated by the Merger Agreement, along with a statement to the effect that the board of directors of CFM has determined and believes that the Merger is in the best interests of CFM's shareholders; (iii) the board of directors of CFM fails to reaffirm the Recommendation without qualification, or fails to publicly state, without qualification that the Merger is in the best interests of CFM's shareholders, within five business days after Mattson Technology requests in writing that such action be taken; (iv) the board of directors of CFM approves, endorses or recommends or enters into an agreement regarding any Acquisition Proposal (as defined in Exhibit A to the Merger Agreement); (v) a tender or exchange offer relating to securities of CFM has been commenced and CFM has not sent to its securityholders, within ten business days after the commencement of such tender or exchange offer, a statement disclosing that the board of directors recommends rejection of such tender or exchange offer; (vi) an Acquisition Proposal is publicly announced, and CFM fails to issue a press release announcing its opposition to such Acquisition Proposal within ten business days after such Acquisition Proposal is announced; or (ix) CFM breaches any of its covenants set forth in Section 6.10 of the Merger Agreement.

        (b) an "Acquisition Proposal" means any offer, proposal, inquiry or indication of interest (other than an offer, proposal, inquiry or indication of interest by Mattson Technology) contemplating or otherwise relating to any transaction or series of transactions involving:

            (1) any merger, consolidation, reorganization, share exchange, business combination, issuance of securities, recapitalization, acquisition of securities, tender offer, exchange offer or other similar transaction (i) in which the party or any of its Significant Subsidiaries (as defined in Rule 1-02 of Regulation S-X of the SEC) is a constituent corporation, (ii) in which a Person or "group" (as defined in the Securities Exchange Act) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of the party or any of its Significant Subsidiaries, or (iii) in which the party or any of its Significant Subsidiaries issues securities representing more than 20% of the outstanding securities of any class of voting securities of the party or any of its Significant Subsidiaries;

            (2) any sale, lease, exchange, transfer, exclusive license, acquisition or disposition of any business or businesses or assets that constitute or account for 20% or more of the consolidated net revenues, net income or assets of the party or any of its Significant Subsidiaries; or

            (3) any liquidation or dissolution of any of the party or any of its Significant Subsidiaries.

        As more fully described in Article 8 of the Merger Agreement, which is incorporated herein by this reference, a "Termination Fee" is payable if (A) (I) CFM or Mattson Technology terminates the Merger Agreement due to the failure of CFM's shareholders to adopt the Merger Agreement, (II) at any time after the date of the Merger Agreement and before such termination an Acquisition Proposal with respect to CFM has been announced or otherwise publicly communicated (and has not been withdrawn at the time of the vote by CFM's shareholders) and (III) within twelve months of such termination CFM or any of its subsidiaries enters into any definitive agreement with respect to, or consummates, any Acquisition Proposal (for purposes of this clause (III), the term "Acquisition Proposal" has the meaning assigned to such term in Exhibit A to the Merger Agreement, except that references to "20%" therein shall be deemed to be references to "40%") or
(B) Mattson Technology terminates the Merger Agreement because of the occurrence of a Company Triggering Event or because CFM fails to call the meeting of its shareholders or fails to prepare and mail to its shareholders the joint proxy statement contemplated by the Merger Agreement.

CUSIP NO. 12525K10


        With certain exceptions, the Option terminates upon the occurrence of the earlier of the following: (i) the Effective Time, (ii) the termination of the Merger Agreement other than under circumstances which also constitute a Trigger Event, or (iii) twelve (12) months following the receipt by Mattson Technology of written notice from CFM of the occurrence of a Trigger Event; provided, however, that if the Option cannot be exercised by reason of any applicable judgment, decree, order, law or regulation, the Option will remain exercisable and will not terminate until the earlier of (A) the date on which such impediment becomes final and not subject to appeal, and (B) the tenth business day after such impediment shall have been removed. The Option may not be exercised if Mattson Technology is in material breach of representations, warranties, covenants or agreements in the Stock Option Agreement or the Merger Agreement.

        At any time when the Option is exercisable, Mattson Technology has the right to "put" all or part of the Option and any or all of the Option Shares purchased under the Option back to CFM. For 24 months following the first exercise of the Option by Mattson Technology, CFM would have certain "first refusal" rights with respect to Option Shares acquired by Mattson Technology which Mattson Technology proposes to transfer to a third party.

        The aggregate net proceeds receivable by Mattson Technology from CFM for repurchases of Option Shares by CFM and for amounts receivable by Mattson Technology under the termination fee provisions of the Merger Agreement are capped at a total of $8 million (plus the exercise price paid by Mattson Technology for such repurchased Option Shares). This cap does not apply to, and there is no limit on, amounts receivable by Mattson Technology from persons other than CFM, including without limitation amounts receivable pursuant to a tender offer or other sale of Common Stock to a third party.

        The Stock Option Agreement gives Mattson Technology certain rights to have the Option Shares registered under the Securities Act for sale in a public offering. The registration rights take effect after the termination of the Merger Agreement and are subject to conditions and limitations.

VOTING AGREEMENT

        As an inducement to Mattson Technology to enter into the Merger Agreement, Christopher F. McConnell, Chairman of the Board of Directors of CFM ("Mr. McConnell") entered into a Voting Agreement (the "Voting Agreement") with Mattson Technology pursuant to which Mr. McConnell irrevocably appointed Mattson Technology and Brad Mattson (the "Proxyholders") as his lawful attorneys and proxies for certain matters relating to the Merger. Such proxy gives the Proxyholders the limited right to vote all shares of Common Stock held by Mr. McConnell in favor of approval and adoption of the Merger Agreement, approval of the Merger, and approval of other actions contemplated by the Merger Agreement. As of June 27, 2000, Mr. McConnell held a total of 1,231,094 shares of Common Stock, which number of shares includes an aggregate of 30,000 shares issuable upon exercise of stock options exercisable within 60 days of June 27, 2000 by Mr. McConnell. The Voting Agreement expires or terminates upon the earlier to occur of the exercise of the Option, the Effective Time of the Merger and the termination of the Merger Agreement. Inasmuch as Mattson Technology's voting rights under the Voting Agreement are limited solely to certain matters related to the Merger, and Mattson Technology has no economic interest in or affirmative dispositive power over the shares of Common Stock covered thereby, Mattson Technology expressly disclaims beneficial ownership of the shares of Common Stock that are subject to the Voting Agreement. Reference is hereby made to the Voting Agreement, which is incorporated by reference as Exhibit 3 to this
Schedule 13D, for the full text of its terms. The Voting Agreement is incorporated herein by reference in its entirety.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        As a result of the Option and the Voting Agreement, Mattson Technology may be deemed to "beneficially own" (as such term is defined in Reg. Section 240.13d-3) up to 1,554,730 shares of the Common Stock, which would represent approximately 16.6% of the shares of Common Stock outstanding after the exercise in full of the Option (based on the number of shares of Common Stock outstanding on June 27, 2000, increased to reflect the shares of Common Stock issuable upon exercise of the Option). The Voting Agreement automatically terminates upon exercise of the Option. Upon exercise of the Option in accordance with its terms, Mattson Technology would have sole voting power and dispositive power over shares acquired upon such exercise.

        1,554,730 of the shares of Common Stock described herein are subject to the Option, which is not currently exercisable. 1,231,094 of the shares of Common Stock described herein (including 30,000 shares of Common Stock issuable within 60 days of June 27, 2000 upon exercise of stock options) are subject to the Voting Agreement, which grants Mattson Technology only limited voting rights and no dispositive power over such shares. Nothing herein shall be deemed to be an admission by Mattson Technology as to the beneficial ownership of any shares of Common Stock, and Mattson Technology disclaims beneficial ownership of all shares of Common Stock of CFM issuable upon exercise of the Option and subject to the Voting Agreement.

CUSIP NO. 12525K10



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Brad Mattson, a director and officer of Mattson Technology, holds options to purchase 21,163 shares of Common Stock of CFM. Mr. Mattson received the options for his service as a member of CFM's board of directors. Mr. Mattson resigned as a member of the CFM board of directors in April 2000. Other than the options held by Mr. Mattson, and other than as described in Item 4 above, to Mattson Technology's knowledge there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any person with respect to any securities of CFM, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS


Exhibit No.    Description
-----------    -----------
   1.*         Agreement and Plan of Merger dated as of June 27, 2000 by and among Mattson Technology, Inc., M2C Acquisition Corporation and
               CFM Technologies, Inc.

   2.* Stock Option Agreement made and entered into as of June 27, 2000 by and between Mattson Technology, Inc. and CFM Technologies,
               Inc.

   3.* Voting Agreement, dated as of June 27, 2000 by and between Mattson Technology, Inc. and Christopher F. McConnell.



* Incorporated by reference to Rule 425 Statement filed by Mattson Technology on July 6, 2000.

SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 7, 2000
------------------------------------------
Date

/s/ Brian McDonald
------------------------------------------
Signature

Brian McDonald, Chief Financial Officer
------------------------------------------
Name/Title


        The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

                                   Schedule I



      Executive Officers and Employee Directors of Mattson Technology, Inc.



Name                      Principal Occupation or Employment
----                      ----------------------------------
Brad Mattson              Chairman of the Board and Chief Executive Officer, Mattson Technology, Inc.

David Dutton              Executive Vice President and Chief Operating Officer, Mattson Technology, Inc.

Brian McDonald            Vice President, Finance and Chief Financial Officer

Yasuhiko Morita           Vice President, Global Sales, Mattson Technology, Inc.



               Non-Employee Directors of Mattson Technology, Inc.



                                                                           Name and Address of Corporation or Other
Name                      Principal Occupation or Employment               Organization in Which Employed
----                      ----------------------------------               ----------------------------------------
John C. Savage            Partner                                          Alliant Partners
                                                                           435 Tasso Street
                                                                           Third Floor
                                                                           Palo Alto, CA  94301

Kenneth G. Smith          Retired                                          P.O. Box 142
                                                                           Stanley, ID 83278

Shigeru Nakayama          Consultant                                       708-127 Ozenji Asao-ku
                                                                           Kawasaki-shi, Kanagawa-ken
                                                                           Japan,  215-0013

Kenneth Kannappan         President and Chief Executive Officer            Plantronics, Inc.
                                                                           345 Encinal Street
                                                                           Santa Cruz, CA  95060